# SEC Schedule 13D/A (Amendment No. 9) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Delek Logistics Partners, LP, CIK 0001552797
CUSIP: 24664T103
Title of class of securities: Common Units Representing Limited Partner Interests
Address of issuer's principal executive offices: 310 SEVEN SPRINGS WAY, BRENTWOOD, Tennessee (TN), 37027
Date of event which requires filing of this statement: 04/01/2026
Filed by CIK 0001694426
Persons authorized to receive notices and communications: Denise McWatters, 310 Seven Springs Way, Suite 500, Brentwood, Tennessee (TN), 37027, (615) 771-6701

## Reporting persons
- Delek US Holdings, Inc. (CIK 0001694426): type of reporting person: corporation (CO), parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 33,508,831; shared voting power 0; sole dispositive power 33,508,831; shared dispositive power 0; aggregate amount beneficially owned 33,508,831 (63% of the class)
  Comment: Based on 53,168,204 Common Units issued and outstanding as of April 2, 2026.
- Delek US Energy, Inc.: type of reporting person: corporation (CO), parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); source of funds: subject company funds (SC), other (OO); sole voting power 33,508,831; shared voting power 0; sole dispositive power 33,508,831; shared dispositive power 0; aggregate amount beneficially owned 33,508,831 (63% of the class)
  Comment: Based on 53,168,204 Common Units issued and outstanding as of April 2, 2026.
- Delek Logistics Services Co (CIK 0001821402): type of reporting person: corporation (CO), parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 10,462,963; shared voting power 0; sole dispositive power 10,462,963; shared dispositive power 0; aggregate amount beneficially owned 10,462,963 (19.7% of the class)
  Comment: Based on 53,168,204 Common Units issued and outstanding as of April 2, 2026.

## Item 1. Security and Issuer
Title of class of securities: Common Units Representing Limited Partner Interests
Name of issuer: Delek Logistics Partners, LP
Address of issuer's principal executive offices: 310 SEVEN SPRINGS WAY, SUITE 500, BRENTWOOD, Tennessee (TN), 37027

## Item 2. Identity and Background
Present principal occupation or employment:
Item 2(c) is hereby amended and supplemented by adding the following:

Delek is a corporation and has a board of directors and executive officers. The name and present principal occupation of each director and executive officer of Delek (the "Delek Covered Individuals") are set forth on Exhibit A to this Schedule 13D, which is incorporated herein by reference. The business address of each director and executive officer is 310 Seven Springs Way, Suite 500, Brentwood, Tennessee 37027.

Delek Energy is a corporation and has a board of directors and executive officers. The name and present principal occupation of each director and executive officer of Delek Energy (the "Delek Energy Covered Individuals") are set forth on Exhibit A to this Schedule 13D, which is incorporated herein by reference. The business address of each director and executive officer is 310 Seven Springs Way, Suite 500, Brentwood, Tennessee 37027.

Delek Services is a corporation and has a board of directors and executive officers. The name and present principal occupation of each director and executive officer of Delek Services (the "Delek Services Covered Individuals") are set forth on Exhibit A to this Schedule 13D, which is incorporated herein by reference. The business address of each director and executive officer is 310 Seven Springs Way, Suite 500, Brentwood, Tennessee 37027.

Delek Energy and Delek Services are wholly owned subsidiaries of Delek. Delek has a board of directors and executive officers. The name and present principal occupation of each director and executive officer of Delek (the "Delek Covered Individuals") are set forth on Exhibit A to this Schedule 13D, which is incorporated herein by reference. The business address of each director and executive officer is 310 Seven Springs Way, Suite 500, Brentwood, Tennessee 37027.

The Delek Energy Covered Individuals, Delek Services Covered Individuals and Delek Covered Individuals are collectively referred to as the "Covered Individuals" who, together with the Reporting Persons, are the "Covered Persons."

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and supplemented by adding the following at the end thereof:

On March 17, 2025, pursuant to that certain Common Unit Purchase Agreement (the "Purchase Agreement") dated as of February 24, 2025, by and between Delek and the Issuer, the Issuer repurchased 243,075 Common Units from Delek for $10.0 million, and such Common Units were subsequently cancelled and retired by the Issuer.

On April 1, 2026, pursuant to an asset purchase agreement dated January 30, 2026, by and between Delek and the Issuer, Delek purchased a Tyler refinery tank from the Issuer for 359,372 Common Units, representing total consideration of $19.0 million, and such Common Units were subsequently cancelled and retired by the Issuer.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4(a) is hereby amended and supplemented by adding the following:

On March 17, 2025, the Issuer repurchased and cancelled 243,075 Common Units from Delek Services, as described above under Item 3.

On April 1, 2026, Delek purchased a Tyler refinery tank from the Issuer for 359,372 Common Units, as described above under Item 3.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated in its entirety as follows:

(a)(1) Delek Services is the record and beneficial owner of 10,462,963 Common Units, which, based on there being 53,168,204Common Units outstanding as of April 2, 2026, represents approximately 19.7% of the outstanding Common Units of the Issuer.

(2) Delek Energy is the record owner of 23,045,868 Common Units and, as the sole stockholder of Delek Services, may be deemed to beneficially own the 10,462,963 Common Units held of record by Delek Services, which aggregate beneficial ownership of 33,508,831 Common Units, based on there being 53,168,204Common Units outstanding as of April 2, 2026, represents approximately 63.0% of the outstanding Common Units of the Issuer.

(3) Delek does not directly own any Common Units of the Issuer; however, as the sole stockholder of Delek Energy, it may be deemed to beneficially own the 33,508,831 Common Units held of record by Delek Energy, which based on there being 53,168,204Common Units outstanding as of April 2, 2026, represents approximately 63.0% of the outstanding Common Units of the Issuer.

(4) In addition, as of the date of this report, certain of the Covered Individuals beneficially own the number and percentage of Common Units set forth in the following table.

Name Common Units
Ezra Uzi Yemin 211,915
Avigal Soreq 36,722
Mark Hobbs 10,150
Joseph Israel 11,859
Denise McWatters 12,933
Reuven Spiegel 22,490
Transactions in the class effected during the past sixty days: Item 5(c) is hereby amended and supplemented by reference to the information in Item 3 above.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
EXHIBIT A Directors and Executive Officers of Delek US Holdings, Inc., Delek US Energy, Inc., and Delek Logistics Services Company (filed herewith).

EXHIBIT B Amended and Restated Joint Filing Statement (previously filed as Exhibit B to Amendment No. 6).

EXHIBIT C Common Unit Purchase Agreement, dated February 19, 2025, by and between Delek Logistics Partners, LP and Delek US Holdings, Inc. (incorporated by reference to Exhibit 10.45 of the Partnership's Form 10-K filed on February 26, 2025).

EXHIBIT D Asset Purchase Agreement, dated January 30, 2026, between Delek Marketing & Supply, LP and
Delek Refining, Ltd. (filed herewith).

## Signatures
- Delek US Holdings, Inc.: /s/ Denise McWatters, Executive Vice President, General Counsel and Corporate Secretary (04/03/2026)
- Delek US Energy, Inc.: /s/ Denise McWatters, Executive Vice President, General Counsel and Corporate Secretary (04/03/2026)
- Delek Logistics Services Co: /s/ Denise McWatters, Executive Vice President, General Counsel and Corporate Secretary (04/03/2026)